

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2010

Marc Pintar
Interim Chief Executive Officer
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

   Re: PTS, Inc.
     Amendment No. 1 to Preliminary Proxy Statement on
     Schedule 14C
     Filed March 22, 2010
     File No. 000-25485

Dear Mr. Pintar:

   We have completed our review of your preliminary proxy statement on Schedule 14C and have no further comments at this time.

         Sincerely,

         Karen J. Garnett
         Assistant Director